

02007173

ARP
3/21/02



SEC MAIL
RECEIVED
PROCESSING
FEB 28 2002
354
WASH, D.C.
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

T3/5

ANNUAL AUDITED REPORT **FORM X-17A-5** **PART III**	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE -------------- **8-53148**

REPORT FOR THE PERIOD BEGINNING **01/29/01** AND ENDING **12/31/01**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gold Coast Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

275 E. Hillcrest Drive, Suite 225

(No. and Street)

Thousand Oaks	**California**	**91360**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho **(805) 496-3660**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)

Hurley & Company

15650 Devonshire Street, Suite 100	**Granada Hills**	**California**	**91344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

x Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions

ARP
3/21/02

Oath or Affirmation

I, TAE P. HO, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of GOLD COAST SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


SUSAN S. ANDERSON
Comm. # 1336342
NOTARY PUBLIC - CALIFORNIA
Ventura County
My Comm. Expires Dec. 24, 2005

Signature

CHIEF EXECUTIVE OFFICER

Title

Subscribed and sworn
to before me this
25 day of February 2002

Notary Public

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2001

HURLEY & COMPANY
Certified Public Accountants


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
Gold Coast Securities, Inc.:

We have audited the accompanying statement of financial condition of Gold Coast Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the period beginning January 29, 2001 (inception) and ended December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the period beginning January 29, 2001 (inception) and ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hurley & Company
Granada Hills, California
February 7, 2002

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050
WWW.HURLEYCPA.COM

Member – SEC and Private Companies Practice Sections of the American Institute of CPA's

GOLD COAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 39,820
Deposit with clearing organization	25,000
Receivable from broker-dealers and clearing organization	13,720
Office furniture and equipment, at cost, less accumulated depreciation of $2,637	20,517
Other assets	22,950
Total assets	$122,007

LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to clearing organization	$ 526
Accounts payable and accrued expenses	16,264
Due to stockholders	6,546
Deferred revenue, net	8,503
Notes payable – capital lease obligations	6,651
	38,490
Commitments and contingent liabilities	-
Liabilities subordinated to claims of general creditors	-
Stockholders' equity:	
Common stock, no par value, Series A voting shares, 200 shares authorized, issued, and outstanding	8,687
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 800 shares issued and outstanding	93,963
Additional paid-in capital	5,000
Accumulated deficit	(24,133)
Total stockholders' equity	83,517
Total liabilities and stockholders' equity	$122,007

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Period January 29, 2001 (Inception) Through December 31, 2001

Revenues:	
Investment advisory and management fees	$ 89,432
Commissions	73,163
Administrative service income	51,490
Reimbursement income	26,312
Representative monthly fees	765
Interest income	565
	241,727
Expenses:	
Employee compensation and benefits	160,282
Investment advisory and management expense	34,366
Commissions	29,316
Occupancy	19,538
Office expense	14,459
Communications and data processing	3,181
Postage and delivery	2,156
Other	1,918
Interest expense	644
	265,860
Loss before income taxes	(24,133)
Income tax provision	-
Net loss	$ (24,133)

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period January 29, 2001 (Inception) Through December 31, 2001

	Series A Common Stock		Series B Common Stock		Additional Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance at January 29, 2001	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock at inception	200	5,687	1,300	36,963	-	-	42,650
Return of shares	(4)	-	(576)	-	-	-	-
Issuance of additional common stock	4	3,000	76	57,000	-	-	60,000
Stockholder capital contributions	-	-	-	-	5,000	-	5,000
Net loss	-	-	-	-	-	(24,133)	(24,133)
Balance at December 31, 2001	200	$8,687	800	$93,963	$ 5,000	$ (24,133)	$ 83,517

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Period January 29, 2001 (Inception) Through December 31, 2001

Subordinated borrowings at January 29, 2001	$	0
Increases:		0
Decreases:		(0)
Subordinated borrowings at December 31, 2001	$	0

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Period January 29, 2001 (Inception) Through December 31, 2001

Cash flows from operating activities:	
Net loss	$ (24,133)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	2,637
Changes in:	
Deposit with clearing organization	(25,000)
Receivable from broker-dealers and clearing organization	(13,720)
Other assets	(22,950)
Accounts payable and accrued expenses	16,790
Due to stockholders	11,546
Deferred revenue, net	8,503
Total adjustments	(22,194)
Net cash used in operating activities	(46,327)
Cash flows from investing activities:	
Purchase of furniture and equipment	(3,072)
Net cash used in investing activities	(3,072)
Cash flows from financing activities:	
Payments on capital lease obligations	(1,431)
Issuance of common stock	90,650
Net cash provided by financing activities	89,219
Net increase in cash and cash equivalents	39,820
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 39,820
Supplemental cash flow disclosures:	
Income tax payments	$ -
Interest payments	$ 642

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENT OF CASH FLOWS (Continued)
For the Period January 29, 2001 (Inception) Through December 31, 2001

Non-cash investing and financing activities:

Fair value of furniture and equipment of $12,000 was transferred to the corporation, as part of the issuance of 1,500 shares of common stock at inception. Total value of stock issued was $42,650 (including cash transferred in the amount of $30,650).

In August 2001, computer equipment and associated capital lease obligations (both valued at $8,082) were assumed by the Company from a related party.

In December 2001, two principal stockholders forgave debt (accrued commissions and advisory fees) in the aggregate amount of $5,000, which was transferred to additional paid-in capital.

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware corporation, headquartered in California, and beginning operations in January 2001.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling tax shelters or limited partnerships in primary distribution; selling variable life or annuities; purchasing and writing put and call options; and providing investment advisory and management services.

2. Significant Accounting Policies

* Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and on deposit and highly liquid debt instruments with original maturities of three months or less. Substantially all cash is on deposit with one institution.

* Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

2. Significant Accounting Policies (Continued)

* Receivable From and Payable To Clearing Organization

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

* Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

* Investment Advisory Income

Investment advisory and management fees are generally received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and costs.

* Property and Equipment

Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

* Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The current deferred tax asset at December 31, 2001, due primarily to a net operating loss carryforward, has been fully reserved against, because of the uncertainty of future realization. Effective January 1, 2002, the shareholders of the Company have elected to be taxed as an S Corporation and pay income tax primarily at the shareholder level.

2. Significant Accounting Policies (Continued)

* Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures at the date of the statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

* Fair Value of Financial Instruments

The Company's financial instruments are either carried at fair value, or are considered to be stated at fair value, due to their short-term nature.

3. Related Party Activities

Two officers and stockholders of the Company are also the principals (members) of Gold Coast Advisory, LLC ("GCA"), a firm which primarily provides investment advisory and management services. Under an agreement currently in effect, customer accounts of GCA are being transferred to the Company. On an ongoing basis, the Company is to pay GCA all amounts in excess of 80 basis points on an annualized basis (lower rates apply on client assets in excess of $250,000) as a referral fee on advisory fees received from GCA clients that have been subsequently transferred to the Company. During the period ended December 31, 2001, approximately $31,826 was paid to GCA under this arrangement, based on approximately $13,000,000 in customer accounts that had been transferred by that date. In addition, GCA is to pay the Company administrative fees on existing clients throughout the transition period and until such time as the accounts are transferred, generally at an annualized rate of 40 basis points (net of approximately 30 basis points in advisory fees paid to the current asset manager). At December 31, 2001, approximately $17,000,000 in assets under management had yet to be transferred from GCA to the Company. Total administrative fees received by the Company during the period ended December 31, 2001 amounted to approximately $42,774.

The Company also agreed to assume from GCA the operating lease for office space in Thousand Oaks, California, capital leases from Dell Financial Services for computer equipment, as well as certain ongoing operating expenses.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

4. Capital Lease Obligations

On approximately August 1, 2001, the Company assumed four capital leases for computer equipment from Gold Coast Advisory, LLC. The assets and related liabilities were valued at $8,082. Principal payments of $1,431 were made through the end of the year, resulting in a balance of $6,651 at December 31, 2001. The leases require current monthly payments of approximately $426 (including imputed interest ranging from 19% to 25%) and mature as follows:

Year ended December 31,:		
	2002	$4,176
	2003	2,158
	2004	317
	Total	$6,651

The capital lease obligations are guaranteed by an officer of the Company.

5. Commitments and Contingencies

(a) On approximately August 1, 2001, the Company assumed an operating lease for office space in Thousand Oaks, California from Gold Coast Advisory, LLC. The lease currently calls for non-cancelable minimum monthly rental payments of approximately $3,208, expiring September 30, 2005; there is one option to extend the lease for a period of three years. The lease also requires the Company to pay approximately 1.68% of any increase in the lessor's operating expenses. Rental expense for the period ended December 31, 2001 amounted to $16,265. Future required minimum lease payments are as follows:

Year ended December 31,:		
	2002	$ 38,491
	2003	38,491
	2004	38,491
	2005	28,868
	Total	$144,341

(b) In the normal course of business, the Company is subject to various litigation and arbitration matters. Management does not believe the eventual outcome of any current litigation in the aggregate will have a material adverse effect on the Company's financial statements.

GOLD COAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

6. Pension Plan

The Company has established a SIMPLE IRA Plan (the "Plan"), which is administered by OppenheimerFunds and covers substantially all employees who meet certain age and service requirements. Under the Plan, employees can contribute (through salary deferral) up to $6,000 per year. The Company match portion is 3% of salary. The employees can choose to invest their Plan assets among a list of Oppenheimer domestic and global equity funds, corporate and government bond funds, and money market funds, with a minimum investment of $25 in any chosen fund. During the year ended December 31, 2001, employee contributions to the Plan amounted to $1,375, with the Company's match portion totaling $852.

7. Stockholder Debt Forgiveness

In December 2001, two principal officers/stockholders of the Company each forgave accrued commissions and advisory fees of $2,500. The $5,000 was recorded as non-recourse contributed capital.

8. Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company's net capital measured $61,870 and its net capital ratio was 0.62 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Net capital		
Total stockholders' equity		$ 83,517
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		83,517
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		83,517
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net of capital lease obligations	$13,866	
Other assets – prepaid expenses	7,781	21,647
Net capital before haircuts on securities positions (tentative net capital)		61,870
Haircuts on securities positions		-
Net capital		$ 61,870
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable, accrued expenses, due to stockholders, and deferred revenue, net		$ 38,490
Items not included in statement of financial condition		-
Total aggregate indebtedness (AI)		$ 38,490
Computation of basic net capital requirement		
Minimum net capital required		$ 50,000
Excess net capital over minimum net capital required		$ 11,870
Excess net capital at 1,500 percent (net capital – 6.67% of AI)		$ 59,304
Excess net capital at 1,000 percent (net capital – 10% of AI)		$ 58,021
Ratio: Aggregate indebtedness to net capital		0.62 to 1

Schedule I (Continued)

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001

Reconciliation with Company's computation (included in Part II of Form X-17A-5) as of December 31, 2001

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 60,586
Allowable assets erroneously reported as nonallowable: Receivables from broker-dealers	196
Audit adjustments to record additional receivables from broker-dealers and clearing organization	13,269
Audit adjustments to record other assets – misc. receivables	15,169
Audit adjustments to record additional accrued expenses and due to stockholders	(23,847)
Audit adjustments to record deferred revenue, net	(8,503)
Audit adjustments to record stockholder contributed capital	5,000
Net capital per above	$ 61,870

Computation of alternative net capital requirement

Not applicable

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii)(the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Not applicable

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2001

Not applicable

HURLEY & COMPANY

Certified Public Accountant



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast securities, Inc. (the "Company") for the period beginning January 29, 2001 (inception) and ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

Suite 100
15650 Devonshire Street
Granada Hills, California 91344

Telephone (818) 895-1943
Facsimile (818) 891-8050

Member — SEC and Private Companies Practice Sections of the American Institute of CPA's

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 1998, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Hurley & Company
Granada Hills, California
February 7, 2002